

April 11, 2014

<u>Via E-mail</u>
Damon G. Barber
Chief Executive Officer
Prospect Global Resources, Inc.
1401 17th Street,
Suite 1550
Denver, Colorado 80202

      Re: Prospect Global Resources, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed March 22, 2012
               File No. 000-54438

Dear Mr. Barber:

On July 26, 2012, we completed our review of the filing noted above. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Craig A. Slivka, for

               Pamela A. Long
               Assistant Director

CC: Jeffrey M. Knetsch (*via e-mail)*
        Brownstein Hyatt Farber Schreck, LLP